ANNUAL GENERAL SHAREHOLDERS’ MEETING

OF "TELEFÓNICA, S.A." - YEAR 2006 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS FOR A DECISION OF THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS’ MEETING

20/21 June 2006

Proposal regarding Item I on the Agenda: Examination and approval, if deemed appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies, as well as of the proposed application of results of Telefónica, S.A. and of the management of the Board of Directors thereof, all with respect to Fiscal Year 2005.

  To approve the Individual Annual Accounts (Balance Sheet, Profit and Loss Statement and Notes), the Consolidated Financial Statements -Consolidated Financial Accounts- (Balance Sheet, Profit and Loss Account, Cash Flow Statement, Statement of Recognized Income and Expenses, and Notes), and the Management Reports of Telefónica, S.A. and its corresponding Consolidated Group of Companies for the Fiscal Year 2005 (ended December 31 of such year), as drawn up by the Board of Directors of the Company at its meeting on February 28, 2006, as well the management performed by the Board of Directors of Telefónica, S.A. during such Fiscal Year.

  In the Individual Annual Accounts, the Balance Sheet as of December 31, 2005 reflects assets and liabilities in the amount of 50,934.94 million Euros each, and the Profit and Loss Account as of the end of the fiscal year reflects positive results of 1,754.39 million Euros.

  In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheets as of December 31, 2005 reflect assets, and equity and liabilities in the amount of 73,173.77 million Euros each, and the Profit and Loss Account as of the close of the Fiscal Year reflects positive results of 4,445.85 million Euros.

  To approve the following Proposal for the Allocation of the Results of Telefónica, S.A. for Fiscal Year 2005:

To distribute the profits obtained by Telefónica, S.A. during Fiscal Year 2005, amounting to 1,754,393,498.01 Euros, as follows:

    64,149,297.20 Euros to fund the Legal Reserve (thus reaching 20% of share capital).

    1,230,282,599.25 Euros, as a maximum, to pay dividends (maximum amount to be allocated corresponding to a fixed dividend of 0.25 Euros per share for all 4,921,130,397 shares into which the Company’s share capital is divided).

    The remainder of profits (459,961,601.56 Euros, at a minimum), to the Voluntary Reserve.

It is expressly noted for the record that the amount allocated to the payment of dividends is discharged in full with the payment on May 12, 2006 of a dividend against profits for Fiscal Year 2005 in the fixed gross amount of 0.25 Euros for each of the issued and outstanding shares of the Company entitled thereto, as approved by the Board of Directors at its meeting of February 28, 2006.

Appendix A: Account Auditor’s Report, Annual Accounts and Management Report of "Telefónica, S.A.", all for the 2005 financial year

 Appendix B: Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the 2005 financial year.

Proposal regarding Item II on the Agenda: Examination and approval, if deemed appropriate, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as the Merger Balance Sheet, of the Balance Sheet of Telefónica, S.A. as of December 31, 2005. Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets to Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law. Establishment of the procedure to facilitate the exchange. Delegation of powers.

  Examination and approval, if applicable, of the Plan of Merger of Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former.

  To approve in its entirety the Plan of Merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A., drawn up and signed by the Directors of both companies upon the terms set forth in the Merger Plan itself, and approved by their respective Boards of Directors at meetings of both held on March 29, 2006. The Merger Plan was deposited with the Commercial Registry of Madrid on April 3, 2006, with the corresponding marginal notations therein, and publication of such deposit was made in the Official Gazette of the Commercial Registry on April 17, 2006.

  The text of the Merger Plan approved by this resolution is included as an exhibit to the Minutes of the General Meeting.

  Examination and approval, if deemed appropriate, as the Merger Balance Sheet, of Telefónica, S.A.’s Balance Sheet as of December 31, 2005.

  To approve, as the Merger Balance Sheet of Telefónica, S.A., of the Balance Sheet as of December 31, 2005 drawn up by the Board of Directors of Telefónica, S.A. at its meeting of February 28, 2006, duly verified on March 1, 2006 by Ernst & Young, S.L., the Auditor of Telefónica, S.A., and approved by the shareholders at this General Meeting under item I of the Agenda.

  The text of the Merger Balance Sheet and the corresponding verification of the Company’s Auditor is included as an exhibit to the Minutes of the General Meeting.

  Examination and approval, if applicable, of the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets to Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law [Texto Refundido de la Ley del Impuesto de Sociedades].

I. Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A.

To approve the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter company by the former, with the dissolution without liquidation of Telefónica Móviles, S.A. and the en bloc transfer of all of its property, including all of the items that make up its assets and liabilities, to Telefónica, S.A., which, through a general devise, will acquire all of the rights and obligations of Telefónica Móviles, S.A.

Pursuant to the provisions of the Merger Plan, in order to carry out the exchange under the merger, Telefónica, S.A. will deliver to the shareholders of Telefónica Móviles, S.A. the appropriate number of shares of Telefónica, S.A. resulting from the exchange ratio established in the Merger Plan. The exchange shall not be effected in respect of the shares of Telefónica Móviles, S.A. held by such company, by Telefónica, S.A. or by any person acting in such person’s own name but on behalf of Telefónica Móviles, S.A. or Telefónica, S.A., because they are affected by the provisions of Section 249 of the Business Corporations Law in accordance with the resolution to be adopted below.

Given that, taking into account the current terms and conditions of the MOS Plan and the liquidation transactions carried out to date regarding said plan, the number of Telefónica Móviles, S.A. shares to remain in treasury as of the date of registration of the merger will amount to a minimum of 19,009,513 shares, and that therefore, the number of Telefónica Móviles, S.A. shares that will participate in the exchange will not exceed 305,640,634 shares, the number of shares of Telefónica, S.A. required to satisfy the exchange will amount to a maximum of 244,512,507 shares. Considering that Telefónica, S.A. owns a total number of treasury shares that exceeds such maximum, the merger exchange may be carried out entirely with treasury shares of Telefónica, S.A., without the need for a capital increase. As from the date of the merger resolution, Telefónica, S.A. will freeze 244,512,507 treasury shares, provided that, once the definitive number (within the above-mentioned maximum) of shares of Telefónica, S.A. needed to satisfy the exchange is determined, only this final number of shares is frozen.

It is also stated for the record that, of the maximum amount of 244,512,507 Telefónica Móviles, S.A. shares required to satisfy the exchange, a total of 1,363,163 are shares re-purchased from Caja de Ahorros y Pensiones de Barcelona with respect to the stock option plan for managers of Terra Networks, S.A., which was approved by this company on October 1, 1999 (regarding which, due to the merger in 2005, Telefónica, S.A. succeeded Terra Networks, S.A. as the responsible entity). Since the underlying options have not been exercised, said shares will not be delivered to the potential beneficiaries of the plan and, although in such circumstances and pursuant to the terms and conditions of the plan, they would normally be cancelled and Telefónica, S.A.’s capital decreased, it is expressly resolved to modify said plan and use those 1,363,163 shares to satisfy the exchange, thus saving resources and avoiding two transactions with opposite effects (capital reduction at Telefónica, S.A. and the use of additional shares to satisfy the exchange, either with outstanding shares or by means of a capital increase).

The exchange of shares of Telefónica Móviles, S.A. will be carried pursuant to the procedure and the exchange ratio described in the Merger Plan.

Shares from the treasury of Telefónica, S.A. used to satisfy the exchange shall be shares of the same class and series as the other shares of Telefónica, S.A. that are currently outstanding, and shall give their holders, as from delivery thereof, the right to participate in corporate earnings beginning on January 1, 2006, upon the same terms as the other outstanding shares.

A delegation is made to the Board of Directors, with authorization to delegate in turn to the Executive Commission or the Executive Chairman, all of the powers required such that, within the maximum amount set out above and under the condition set forth below, it may specify the exact number of shares of Telefónica, S.A. needed to satisfy the exchange of currently outstanding shares of Telefónica Móviles, S.A. pursuant to the above-mentioned exchange ratio. The condition that the Board of Directors and, if applicable, the Executive Commission or the Executive Chairman shall take into account is that the exact figure of the number of shares of Telefónica, S.A. to be delivered out of its treasury stock shall be the figure necessary on the basis of the exchange ratio of four (4) Telefónica, S.A. shares for every five (5) shares of Telefónica Móviles, S.A., taking into account that, pursuant to Section 249 of the Business Corporations Law, the shares of the latter company held by it, by Telefónica, S.A. or by any other person acting in such person’s own name but on behalf of Telefónica Móviles, S.A. or of Telefónica, S.A. will not be exchanged and will be cancelled and voided as a result of the merger.

In addition, the Board of Directors is empowered, with the authorization to so delegate to the Executive Commission or the Executive Chairman, to set the conditions for the delivery of the shares to the extent not provided by the shareholders at the General Meeting, including the further development of the procedure for the exchange of shares.

All of the foregoing shall be carried out in accordance with the Merger Plan dated as of March 29, 2006, and deposited with the Commercial Registry of Madrid, pursuant to the procedure governed by the Second Section of Chapter VIII of the Business Corporations Law, and in view of the report of the independent expert KPMG Auditores, S.L., issued on May 10, 2006 in compliance with the provisions of Section 236 of the Business Corporations Law.

Furthermore, in compliance with Section 228 of the Regulations of the Commercial Registry, and as an integral part of the content of this merger resolution, the following details are stated:

1.  Identification of the Entities Participating in the Merger.

1.1  Telefónica, S.A. (Acquiring Company).

Telefónica, S.A.: domiciled in Madrid, calle Gran Vía 28, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. Alejandro Roselló Pastor on April 19, 1924 under number 141 of his book of notarial records. Telefónica, S.A. adapted its by-laws to the Business Corporations Law currently in force under a notarial instrument executed before the Madrid Notary Mr. Miguel Mestanza Fraguero on July 10, 1990.

Telefónica, S.A. is registered with the Commercial Registry of Madrid in Volume 12534, Folio 21, Section 8, Page M-6164.

The Tax ID Code of Telefónica, S.A. is A-28015865.

1.2  Telefónica Móviles, S.A. (Acquired Company).

Telefónica Móviles, S.A.: domiciled in Madrid, calle Goya 24, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. José Antonio Escartín on February 14, 2000 under number 582 of his book of notarial records.

Telefónica Móviles, S.A. is registered with the Commercial Registry of Madrid in Volume 14837, Folio 155, Section 8, Page M-246786.

The Tax ID Code of Telefónica Móviles, S.A. is A-82573759.

2.  Bylaw Amendments.

No amendments will be made to the by-laws of Telefónica, S.A as a result of the merger.

3.  Merger Exchange Ratio.

The exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the assets of Telefónica, S.A. and Telefónica Móviles, S.A., will be as follows, without any additional cash compensation:

Four (4) shares of Telefónica, S.A., each having a par value of one (€1) Euro, for every five (5) shares of Telefónica Móviles, S.A., each having a par value of fifty (€0.50) Euro cents.

In determining the exchange ratio, account has been taken of the dividends that both companies plan to distribute and to which reference is made in section 8 of the Merger Plan and in section 5 below.

4.  Share Exchange Procedure.

The procedure for exchanging the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be as follows:

    Once the merger is approved by the shareholders acting at the General Shareholders’ Meetings of both companies, the equivalent documents mentioned in Sections 26.1 d), 41.1 c) and related provisions of Royal Decree 1310/2005 of November 4 are filed with the National Securities Market Commission [Comisión Nacional del Mercado de Valores] (hereinafter, the "CNMV") and the merger instrument is registered with the Commercial Registry of Madrid, the exchange of shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will proceed.

    The exchange will commence on the date specified in the notices to be published in one of the most widely circulated newspapers in Madrid, in the Listing Bulletins of the Spanish Stock Exchanges and, if applicable, in the Official Bulletin of the Commercial Registry. For such purpose, a financial institution will be appointed to act as Agent and will be named in the above-mentioned notices.

    The exchange of the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be made through the entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. [Securities Registration, Clearing and Liquidation Systems Management Company] (IBERCLEAR) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992 of February 14 and applying such provisions of Section 59 of the Business Corporations Law as may be applicable.

    Shareholders holding shares that represent a fraction of the number of shares of Telefónica Móviles, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may implement mechanisms designed to make such exchange easier for shareholders of Telefónica Móviles, S.A. who hold a number of shares that, according to the agreed exchange ratio, does not entitle them to receive a whole number of shares of Telefónica, S.A., including the appointment of an Odd-Lot Agent.

    As a result of the merger, the shares of Telefónica Móviles, S.A. will be terminated.

As of the date of the Merger Plan, Telefónica, S.A. owned, directly and indirectly, four billion, three million, nine hundred thousand, seven hundred and forty-nine (4,003,900,749) shares of Telefónica Móviles, S.A., representing 92.457% of its share capital. It is noted for the record that between the date of the Merger Plan and the date of this resolution, Telefónica, S.A. has acquired, as provided in the Merger Plan, the shares of Telefónica Móviles, S.A. theretofore held by Telefónica Internacional, S.A. Unipersonal, as well as an additional two million (2,000,000) shares of Telefónica Móviles, S.A. As a result of such acquisitions, Telefónica, S.A. now directly owns four billion, five million, nine hundred thousand, seven hundred and forty-nine (4,005,900,749) shares of Telefónica Móviles, S.A., representing 92.50% of its share capital. As provided in Section 249 of the Business Corporations Law and pursuant to the regulations governing treasury shares, all such shares of Telefónica Móviles, S.A. held by Telefónica, S.A. will not be exchanged for Telefónica, S.A. shares.

In addition, it is stated for the record that as of the date of the Merger Plan, Telefónica Móviles, S.A. owned one thousand five hundred and ninety-nine (1,599) treasury shares. In addition, in connection with the coverage of the share option plan of Telefónica Móviles, S.A. (the MOS Plan), the latter had as of said date a call option on twenty million, nine hundred and fifty-seven thousand, seven hundred and eighty-four (20,957,784) shares of Telefónica Móviles, S.A. (the "Hedging Shares") owned by Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., subscribed for by those entities on the terms of the summary prospectus verified by the National Securities Market Commission on September 28, 2001. The MOS Plan expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger, notwithstanding which Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity liable for any pending obligation derived from such liquidation. Upon the exercise of the aforementioned call option, Telefónica Móviles, S.A. shall maintain in its treasury the shares that are not used to liquidate the Plan (a maximum of 20,957,784 shares, and a minimum of 19,007,914). These shares, together with the 1,599 shares mentioned above, also cannot participate in the exchange, as provided in Section 249 of the Business Corporations Law and related provisions.

5.  Date as from which the New Shares Delivered in Exchange Carry the Right to Participate in the Profits of the Company and Specific Characteristics of Such Right.

January 1, 2006 is set as the date as from which the shares delivered in exchange will entitle the holders thereof to participate in the earnings of Telefónica, S.A. For this reason, the existing shares of Telefónica, S.A. of the same class and series as the other shares of Telefónica, S.A. currently outstanding used to effect the exchange will entitle the holders thereof, as from the date of delivery, to participate in the earnings of the company posted as from January 1, 2006, on the same terms as the other outstanding shares.

In distributions made after the merger instrument is registered with the Commercial Registry, all the shares of Telefónica, S.A., including those delivered in order to carry out the exchange, will participate with the same rights in proportion to the par value of each share.

It is stated for the record that, in accordance with the provisions of the Merger Plan, Telefónica, S.A. has made or, as the case may be, plans to make the following dividend distributions:

(i) Payment of a gross interim dividend of 0.25 Euro per share, based on the earnings of the fiscal year ended December 31, 2005, which was paid on May 12, 2006. This dividend was approved by the Board of Directors at its meeting of February 28, 2006 and announced to the market the same day.

Such dividend does not benefit shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger. This has therefore been taken into account for the formulation of the exchange ratio.

(ii) As was announced to the market on February 28, 2006, the Board of Directors of Telefónica, S.A. intends to distribute, during fiscal year 2006, an additional gross dividend of 0.25 Euro per share, to which end the required corporate resolutions will be adopted. In any event, such dividend will be paid after the merger is registered with the Commercial Registry of Madrid.

Unlike the dividend mentioned in paragraph (i) above, this dividend will benefit both Telefónica, S.A. shareholders and the shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger. Accordingly, it was not taken into account for the calculation of the exchange ratio.

For its part, in accordance with the provisions of the Merger Plan, Telefónica Móviles, S.A. plans to make the following dividend distributions:

      Previously-announced dividend:

      Payment of a gross dividend of 0.205 Euro per share of Telefónica Móviles, S.A. to be charged to the unappropriated retained earnings of fiscal year 2005 and to unrestricted reserves. The proposal for such distribution was approved by the Board of Directors of Telefónica Móviles, S.A. at its meeting of February 27, 2006 and was announced to the market the following day. The effectiveness of the distribution is subject to approval thereof by the shareholders acting at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. It is expected that this dividend will be paid on July 21, 2006 and, in any event, prior to the registration of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. with the Commercial Registry, for which reason, since it will only benefit the shareholders of Telefónica Móviles, S.A., it was taken into account in formulating the exchange ratio.

      Dividends proposed by the Board of Directors of Telefónica Móviles, S.A. for approval by the shareholders acting at the General Shareholders’ Meeting, within the framework of the negotiation between Telefónica, S.A. and Telefónica Móviles, S.A. and whose effectiveness is contingent upon the approval of the merger by the shareholders acting at the General Shareholders’ Meetings of both companies:

    Payment of a gross dividend of 0.085 Euro per share of Telefónica Móviles, S.A. to be charged to the reserve for the issuance premium and other unrestricted reserves. The Board of Directors of Telefónica Móviles, S.A., at its meeting of March 29, 2006, agreed to submit this proposal for approval of the shareholders acting at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A.

    Payment of a gross interim dividend of 0.35 Euro per share of Telefónica Móviles, S.A. to be charged to the profits posted between January 1 and March 28, 2006. The Board of Directors of Telefónica Móviles, S.A., at its meeting of March 29, 2006, agreed to submit this proposal for approval of the shareholders acting at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A.

As previously stated, the two proposals mentioned above are contingent upon approval of the planned merger by the shareholders acting at the General Shareholders’ Meeting of both companies. If these proposals are approved by the shareholders at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. and if the condition described above is met, payment of the dividends to which the proposals refer (in the aggregate gross amount of 0.435 Euro per Telefónica Móviles, S.A. share) will be made on the same date as the date set for payment of the previously announced dividend, mentioned in subsection (i) above, i.e., July 21, 2006. Accordingly, this distribution will only benefit the shareholders of Telefónica Móviles, S.A. and it has therefore been taken into account in formulating the exchange ratio.

6.  Date of Accounting Effects of the Merger.

January 1, 2006 is set as the date as from which all transactions of Telefónica Móviles, S.A. will, for accounting purposes, be deemed to have been made on behalf of Telefónica, S.A.

7.  Special Rights.

There are no special shares or special rights in Telefónica Móviles, S.A. other than the shares. However, it is noted for the record that, as set forth in section 4 above, the stock option plan of Telefónica Móviles, S.A. (the MOS Plan) expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger. Notwithstanding the foregoing, Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity responsible for any possible pending liability stemming from the above-mentioned liquidation.

The shares of Telefónica, S.A. that are delivered to the shareholders of Telefónica Móviles, S.A. by virtue of the merger will not grant any special rights to the holders thereof.

8.  Benefits Accorded to the Directors and to the Independent Expert.

No benefits of any kind will be accorded to the Directors of either of the entities participating in the merger or to the Independent Expert that has participated in the merger process.

II. Subjecting the Merger to the Special Tax Regime Provided for in Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Law.

To resolve that the approved merger transaction be governed by the tax regulations set forth in Chapter VIII of Title VII and in the second additional provision of the Consolidated Text of the Corporate Income Tax Law, approved by Royal Legislative Decree 4/2004.

For such purpose, and pursuant to Section 96 of the above-mentioned Consolidated Text, the merger transaction will be reported to the Ministry of Economy and Finance as required under current regulations.

D.  Establishment of Procedure to Facilitate the Exchange.

Pursuant to the provisions of the Merger Plan, Telefónica Móviles, S.A. shareholders owning shares that represent a fraction of the number of Telefónica Móviles, S.A. shares set as the exchange ratio may acquire or transfer shares in order to exchange them at such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell shares of Telefónica Móviles, S.A. on the market in order to secure a number of shares of Telefónica Móviles, S.A. that is a multiple of five (5).

Notwithstanding the foregoing and as provided in the Merger Plan, it is resolved to establish a mechanism designed to facilitate the exchange for those Telefónica Móviles, S.A. shareholders who are holders of a number of shares that is not a multiple of five (5). The basic terms and conditions of such mechanism are as follows:

(i) Taking into account that the exchange ratio for the merger is equivalent, in unitary terms, to the delivery of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A. as of the close of the last session for trading in Telefónica Móviles, S.A. on the Spanish stock exchanges (hereinafter, the "Reference Date"), each shareholder of Telefónica Móviles, S.A. who, by application of such unitary exchange ratio of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A., is entitled to receive a whole number of Telefónica, S.A. shares and who has an odd-lot residue of less than 1.25 shares of Telefónica Móviles, S.A. may transfer such residue to the odd-lot agent appointed for such purpose (hereinafter, the "Odd-Lot Agent"), all with the understanding that for the calculation of the odd-lot corresponding to each shareholder position, all of the Telefónica Móviles, S.A. shares forming such position will be computed. Likewise, a Telefónica Móviles, S.A. shareholder who owns less than 1.25 shares of Telefónica Móviles, S.A. will be able to transfer such shares to the Odd-Lot Agent. It shall be deemed that each shareholder of Telefónica Móviles, S.A. accepts the odd-lot acquisition system established herein, without having to remit instructions to the relevant entity participating in IBERCLEAR, which shall inform the shareholder of the result of the transaction once it has concluded.

(ii) Given the agreed exchange ratio and regardless of the number of shares comprising each shareholder’s position, the only circumstances under which the acquisition of odd-lots may take place are the following:

Number of Telefónica Móviles shares	Corresponding Telefónica, S.A. shares by virtue of the exchange	Odd-lot shares of Telefónica Móviles, S.A. subject to the odd-lot acquisition system
1	0	1
2	1	0.75
3	2	0.50
4	3	0.25
5	4	0

Therefore, in any shareholder position, an odd-lot will range between a minimum of 0.25 shares of Telefónica Móviles, S.A. and a maximum of 1 share of Telefónica Móviles, S.A.

(iii) The acquisition price of the odd-lots will be determined based on the arithmetical mean of the average weighted price of the shares of Telefónica Móviles, S.A. on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for Telefónica Móviles, S.A. on the Spanish stock exchanges. If the odd-lot in question consists of one share of Telefónica Móviles, S.A., its purchase price will be the arithmetical mean of the average weighted price of the shares of Telefónica Móviles, S.A. on the Automated Quotation System (Continuous Market) for the last three trading sessions of Telefónica Móviles, S.A. stock; similarly, if the odd-lot in question is other than one share, its acquisition price will be calculated based on the same procedure described herein, but in a proportion corresponding to the specific amount of the odd-lot.

(iv) The entity appointed as Odd-Lot Agent, acting on its own behalf, will acquire the odd-lot shares remaining in the positions existing at the close of the trading session of Telefónica Móviles, S.A. on the Reference Date. The shares or fractional shares of Telefónica Móviles, S.A. acquired by the Odd-Lot Agent will be exchanged for the corresponding number of Telefónica, S.A. shares as provided in the Merger Plan.

(v) Authorization is granted to the Board of Directors, with the express power of substitution to the Executive Commission or the Executive Chairman, to develop the mechanism for the acquisition of odd-lots or fractions of stock provided for herein, including, but not limited to, the determination of the Reference Date in order to carry out the acquisition of odd-lots at the end of such day; the drafting of the corresponding announcement of the exchange; the designation of the entity to act as Odd-Lot Agent; and any other powers that are necessary or merely appropriate to properly carry out the merger exchange and the odd-lot acquisition mechanism approved herein.

All of the foregoing is without prejudice to Telefónica, S.A. and/or Telefónica Móviles, S.A., prior to the merger, acquiring the odd-lot shares of Telefónica Móviles, S.A. required for the number of shares of Telefónica Móviles, S.A. that must participate in the exchange to be an exact multiple of the exchange ratio.

E.  Delegation of powers to formalize, interpret, remedy and carry out this resolution.

To jointly and severally authorize the Executive Chairman of the Board of Directors and the Secretary of the Board of Directors, such that, without prejudice to any other delegations included in this resolution and any powers-of-attorney to convert the resolution into a public instrument, any of them may formalize and execute it, with the power for such purpose to execute the public or private documents that are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects and publication of any announcements that are required or merely convenient) for the most correct performance hereof and for the registration hereof, to the extent required, with the Commercial Registry or any other Public Registry. The delegation includes, upon the broadest possible terms, the power to guarantee the claims of those creditors, if any, who oppose the merger.

Additional relevant documents concerning the merger are accessible on-line via the Company’s website: (www.telefonica.es).

Proposed Resolutions Regarding Item III on the Agenda: Re-election, Ratification and Appointment, as Applicable, of Directors:

III.1 To re-elect as a Director Mr. Carlos Colomer Casellas, appointing him for a new period of five years.

III.2 To re-elect as a Director Mr. Isidro Fainé Casas, appointing him for a new period of five years.

III.3 To e-elect as a Director Mr. Alfonso Ferrari Herrero, appointing him for a new period of five years.

III.4 To re-elect as a Director Mr. Luis Lada Díaz, appointing him for a new period of five years.

III.5 To re-elect as a Director Mr. Antonio Massanell Lavilla, appointing him for a new period of five years.

III.6 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. David Arculus, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. David Arculus was appointed as a Director on an interim basis by resolution of the Board of Directors on January 25, 2006, to fill the vacancy produced by the resignation of Mr. José Fonollosa García.

III.7 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Peter Erskine, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Peter Erskine was appointed as a Director on an interim basis by resolution of the Board of Directors on January 25, 2006, to fill the vacancy produced by the resignation of Mr. Antonio Alonso Ureba.

III.8 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Julio Linares López, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Julio Linares López was appointed as a Director on an interim basis by resolution of the Board of Directors on December 21, 2005, to fill the vacancy produced by the resignation of Mr. José Antonio Fernández Rivero.

III.9 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Vitalino Manuel Nafría Aznar, appointing him as a Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Vitalino Manuel Nafría Aznar was appointed as a Director on an interim basis by resolution of the Board of Directors on December 21, 2005, to fill the vacancy produced by the resignation of Mr. Jesús María Cadenato Matía.

Furthermore, the ratification of any interim appointments of Directors that may have been approved by the Board of Directors since the call to the General Shareholders’ Meeting and the meeting event, will be proposed, if applicable.

Proposal Regarding Item IV on the Agenda: Approval, if appropriate, of a long-term incentive plan consisting of the delivery of shares of and which is linked to changes in the listing price of shares of Telefónica, S.A.

To approve a long-term incentive plan (hereinafter, the "Plan"), directed toward the executive Directors and management personnel of Telefónica, S.A. and other companies within the Telefónica Group (hereinafter, as defined below, "Grupo Telefónica"), as described below. The Plan consists of the delivery for such purpose to the selected participants, after compliance with the requirements of the Plan, of a certain number of shares of Telefónica, S.A. as variable compensation. The basic conditions are as follows:

  Participants in the Plan: Executive Directors, Senior Managers and other management personnel of Grupo Telefónica, which involves a total of approximately 1,900 potential participants. Without prejudice to the foregoing, new participants who meet the aforesaid requirements due to promotion, new hires within the Group or other reasons, may be added to the Plan without modification of its other terms and conditions.

  Term: The total expected initial duration of the Plan will be seven years. The Plan is divided into five cycles of three years each (i.e., with the delivery of shares corresponding to each of the cycles three years after commencement thereof), that are independent of each other, with the first cycle commencing on July 1, 2006 (with delivery of shares beginning on July 1, 2009) and the fifth cycle commencing on July 1, 2010 (with delivery of shares beginning on July 1, 2013).

  Maximum Number of Shares to be Delivered: The maximum number of shares of Telefónica, S.A. to be delivered to the participants in the execution of the Plan at the end of each of the cycles will be the number resulting from dividing the maximum sum allocated to the Plan in each of the cycles by the average weighted listing price of Telefónica, S.A. shares for the thirty stock exchange business days prior to July 1 of the first year of the corresponding cycle of the Plan (hereinafter, the "Reference Value"), except with respect to the first cycle, 2006-2009, when the arithmetical mean of the average weighted prices of the shares of Telefónica, S.A. shares for the thirty stock exchange business days prior to May 11, 2006. The maximum amount allocated to the Plan during each of the cycles will be determined each year by the Board of Directors of Telefónica, S.A. after receiving a report from the Nominating, Compensation and Corporate Governance Subcommittee, and may not exceed the amount of 754,000,000 Euros over the entire effective period of the plan (i.e., over seven years).

  In any event, the total number of shares to be delivered in execution of the Plan at the end of each cycle may never exceed 0.20% of the share capital of Telefónica, S.A. as of July 1, 2006.

  The participants in this plan include the current executive Directors of Telefónica, S.A., who, at the end of the first cycle, and if they fully comply with the requirements and conditions established in the Plan, would have the right to receive up to the maximum number of shares herein set forth: Mr. César Alierta Izuel: 129,183 shares; Mr. Peter Erskine: 181,762 shares; Mr. Luís Lada Díaz: 62,354 shares; Mr. Julio Linares López: 65,472 shares, and Mr. Antonio Viana-Baptista: 62,354 shares.

  For each of the remaining cycles, the Board of Directors, after receiving a report from the Nominating and Compensation and Corporate Governance Subcommittee, shall determine the maximum amounts to serve as the basis for establishing the maximum number of shares that may be delivered as a function of the Reference Value, without such amount in any event being able to exceed the total amount of 29,814,000 Euros for all of the executive Directors as a group over the effective period of the plan (i.e. over seven years).

  The specific number of shares that are delivered under the Plan to each executive Director at the end of each cycle, as well as the number of effective shares delivered to Senior Management personnel and other Management personnel, will be reported pursuant to applicable legal provisions.

  Requirements and Conditions for the Delivery of Shares: The specific number of shares within the established maximum that are delivered at the end of each cycle will be subject to and determined by the Total Shareholder Return (hereinafter, as defined below, the "TSR") of Telefónica, S.A. shares (from the Reference Value) during each cycle, with respect to the TSRs experienced by the shares of companies in the telecommunications industry making up the "FTSE Global Telecoms Index," which, for the purposes of the Plan, will be the Comparison Group. In this sense, the TSR is considered to be the metric for determining the generation of value at Grupo Telefónica in the short and long term, as it measures the return on investment for the shareholder and is defined for purposes of the Plan and for each cycle as the sum of the increase in Telefónica, S.A. share prices plus dividends or other similar items received by the shareholder during the cycle in question. The Plan will forecast that the number of shares to be delivered will range between 30% of the number initially allocated in the event that changes in the TSR for Telefónica, S.A. shares are equal to the median of the Comparison Group, and 100% in the event that such changes are equal to or greater than the third quartile of the companies making up the Comparison Group, using linear extrapolation to calculate the percentage in cases between the median and the aforementioned third quartile. If changes in the TSR are lower than the median, no shares will be delivered.

  For the foregoing purposes, the companies making up the aforementioned index as of July 1 of the first year of each cycle will be taken into account, excluding those companies belonging to Grupo Telefónica, and keeping them without change for the entire duration of each cycle. The companies making up such index as of May 12, 2006 are indicated below, although there may be some changes at the time the first cycle commences: Alltel Corp, AT&T, BCE Inc, Belgacom, Bellsouth Corp, BT Group, China Mobile Hong Kong, China Netcom GP, China Unicom, Deutsche Telekom, France Telecom, KDDI , Nipon Telg. & Tel. NTT Docomo Inc., Portugal Telecom. SGPS, Qwest Comms. Intl., KPN Kon, Singapore Telecom, Sprint Nextel, Swisscom R, Telefonica, Telefonica Móviles, Telekom Austria Telecom Italia, Telenor, Teliasonera, Telstra, Telus, Verizon Communications and Vodafone Group.

  If the above-referenced index ceases to be published during the term of the Plan or undergoes substantial modification in the makeup thereof, the Board of Directors shall in all events adopt appropriate measures in order to continue with the preparation and establishment of the relevant index, solely for purposes of the Plan, based on grounds that are homogenous and equivalent to those constituting the basis of the Plan.

  In addition, regardless of the other conditions and requirements that may be established, in order for each of the participants to have the right to receive shares of Telefónica, S.A. covered by the Plan, they must remain as an employee of Grupo Telefónica on the date of delivery of the shares corresponding to each cycle.

  Date of Delivery of the Shares: The delivery of the shares will take place at the end of each cycle, i.e., in 2009, 2010, 2011, 2012 and 2013, respectively, with the specific delivery date determined by the Board of Directors or the body or person to whom this power is delegated.

  Grupo Telefónica: For purposes of the provisions of the Plan, Grupo Telefónica shall be understood as the companies making up such group pursuant to he provisions of Section 4 of Law 24/1988, of July 28, on the Securities Market.

  Origin of the Shares: The shares of Telefónica, S.A. to be delivered to the participants may be (a) shares of Telefónica, S.A. held in treasury that are acquired or have been acquired by Telefónica, S.A. itself as well as any companies within its group, after compliance with the legal requirements for such purpose; or (b) newly-issued shares resulting from the capital increase made at any time for such purpose.

To the extent advisable under the legal rules applicable to any of the participants or subsidiary companies, the basic conditions stated above may be adjusted (including, if necessary, the possibility of making payments under the Plan in cash, without the physical delivery of shares), without making substantive changes and, in any event, without changing the conditions described in paragraphs 1 to 6 above.

Furthermore, and without prejudice to the generality of resolution seven, the Board of Directors of Telefónica, S.A. is authorized to put the Plan into effect, and may clarify wherever necessary the rules set forth herein and the content of the contracts to be signed by the Plan Participants, and may also ratify, to the extent necessary, the actions taken for such purpose through the date hereof. The Board of Directors is also authorized such that, in its discretion, it may decide not to carry out or cancel one or more cycles of the Plan at any time prior to the date of commencement of such cycle. The Board of Directors may in turn delegate these powers to the Executive Commission or to the Nominating and Compensation and Corporate Governance Subcommittee of Telefónica, S.A. All of the foregoing is understood to be without prejudice to the exercise by any applicable decision-making bodies of Telefónica, S.A.’s subsidiaries of the powers they have to put the Plan into practice with respect to their employees.

Proposal Regarding Item V on the Agenda: Authorization to Acquire the Company’s Own Shares, Directly or Through Companies within the Group.

A) To authorize, pursuant to the provisions of Sections 75 et. seq. and the first additional provision, paragraph 2, of the current Business Corporations Law, the derivative acquisition, at any time and as many times as deemed appropriate, of Telefónica, S.A.’s own fully paid-in shares -either directly or through any subsidiaries it controls- by purchase or by any other legal means of consideration.

The minimum acquisition price or consideration shall be equal to the par value of the shares acquired, and the maximum price or consideration shall be equal to the listing price of the shares acquired on an official secondary market at the time of acquisition.

Such authorization is granted for a period of 18 months from the date of this Meeting and is made expressly subject to the limitation that at no time may the nominal value of the Company’s shares acquired through the use of this authorization, added to those already possessed by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5 percent of the share capital thereof at the time of acquisition, and the limitations established by the regulatory authorities in the markets where shares of Telefónica, S.A. are admitted for listing must also be respected.

It is expressly stated for the record that the authorization to acquire the Company’s own shares may be used in whole or in part for the acquisition of shares of Telefónica, S.A. that it must deliver or transfer to administrators ro employees of the Company or companies within its group, either directly or as a result of the exercise by them of options, all within the framework of duly approved compensation systems linked to the listing price of the Company’s shares.

B) To authorize the Board of Directors, upon the broadest terms possible, to exercise the authorization covered by this resolution and to carry out the other provisions hereof, and such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, or any other person that the Board of Directors expressly authorizes for such purpose.

C) To rescind the unutilized portion of the authorization granted under item VI of the Agenda of the Company’s General Shareholders’ Meeting of May 31, 2005.

Proposal Regarding Item VI on the Agenda: Authorization to the Board of Directors to Increase the Share Capital Under the Terms and Conditions of Section 153.1.b) of the Business Corporations Law, with a Delegation of the Power to Exclude Preemptive Rights Pursuant, in this Latter Case, to the Provisions of Section 159.2 of the Business Corporations Law.

To authorize the Board of Directors, as fully and effectively as possible under the Law and pursuant to the provisions of Section 153.1.b) of the Business Corporations Law in effect so that, within a maximum term of five years from the resolution adopted at the General Meeting and without the need to subsequently call any such General Meeting or for any resolution to be subsequently adopted thereat, the Board may resolve to increase of Company’s share capital, on one or more occasions, when and as required by the Company’s needs in the judgment of the Board itself, by the maximum amount of 2,460,565,198 Euros, equal to one-half of the current share capital of the Company, by issuing and putting into circulation for such purpose the corresponding new shares, be they common shares or of any other kind among those permitted by the Law, including shares with a fixed or variable premium, and in all cases with payment for the issued shares in the form of cash contributions, and expressly providing for the possibility of an incomplete subscription for such shares as may be issued, pursuant to Section 161.1 of the Business Corporations Law. In addition, the Board of Directors is authorized to exclude preemptive rights in whole or in part, pursuant to Section 159.2 of the Business Corporations Law and related provisions.

The powers thus delegated include the specification of the various aspects and conditions applicable to each issuance, according to the characteristics of each transaction decided to be conducted under the authorization to which this resolution refers, and will include the power to amend the text of the article of the By-Laws relating to share capital, once the increase has been resolved upon and implemented, and the power to carry out all the formalities required for the new shares covered by the capital increase to be admitted to trading on the domestic and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established in each of such Stock Exchanges.

Pursuant to Section 141, number 1, second paragraph, of the Business Corporations Law, the Board of Directors is also authorized to delegate to the Executive Commission such powers granted by means of this resolution as may be delegated.

Additional relevant document concerning this item is accessible on-line via the Company’s website: (www.telefonica.es).

Proposal Regarding Item VII on the Agenda: Delegation of Powers to Formalize, Interpret, Remedy and Carry out the Resolutions Adopted by the Shareholders at the General Shareholders’ Meeting.

To jointly and severally authorize the Executive Chairman of the Board of Directors and the Secretary of the Board of Directors, such that, without prejudice to any other delegations included in this foregoing resolutions and any powers-of-attorney to convert existing resolutions into public instruments, any of them may formalize and execute the foregoing resolutions, with the power for such purpose to execute the public or private documents that are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other Public Registry.

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